Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

October 3, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Jennifer O’Brien
Raj Rajan
John Hodgin
Claudia Rios
Laura Nicholson

Re:	Roth CH V Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed September 13, 2024
File No. 333-280591

Ladies and Gentlemen:

On behalf of Roth CH V Holdings, Inc. (the “Company”), we are hereby responding to the letter dated September 27, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 2 Registration Statement on Form S-4, filed on September 13, 2024, File No. 333-280591 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing amendment No. 3 to the Registration Statement ( “Amendment No. 3”) with the Commission today. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-4

Summary of the Proxy Statement

Consideration, page 26

1.	We note the statement under this heading that “For purposes of the Company Merger Shares, such amount assumes $37,300,000 of Net Debt. For every dollar of Net Debt lower than $37,300,000 at Closing, the Company Merger Shares will be increased by 1/10 of one share and for every dollar of Net Debt higher than $37,300,000 at Closing, the Company Merger Shares will be decreased by 1/10 of one share.” To avoid investor confusion, please revise this disclosure so that it addresses only the most current terms of the Business Combination Agreement and Plan of Reorganization.

RESPONSE: The Company has revised the disclosure on page 26 of Amendment No. 3 to ensure that it addresses only the most current terms of the Business Combination Agreement and Plan of Reorganization

2.	Further to the above, please revise the disclosures in this filing to remove the superseded term of the BCA referencing an assumed Net Debt of $37,300,000. This comment is applicable to the references included on pages 81, 89, 119, F-23, and F-42.

RESPONSE: The Company has revised the disclosure on pages 26, 82, 90 and 120 of Amendment No. 3 to ensure that it addresses only the most current terms of the Business Combination Agreement and Plan of Reorganization. However, the Company has not made similar revisions to the financial statements of the Company in the Registration Statement, because the filed historical financial statements of the Company have not been updated for subsequent events. The Company acknowledges the Staff’s comments, however, and intends to reflect this comment in its next filing of quarterly financial statmements.

A delayed commencement date or other events could result in an early termination of certain of our material contracts, page 40

3.	Please revise this risk factor to disclose the risk of early termination of the Gaseous Helium Agreement in the event of a delayed commencement date. In that regard, we note your disclosure on page 169 that if the Commencement Date has not occurred by July 1, 2025 for gaseous helium, the buyer would have the right to terminate the Gaseous Helium Agreement. We also note your revised disclosure that based on the current stage of the development and construction of its Pecos Slope Plant and the advice of the engineering consultants, NEH's management believes that it is unlikely that the company will be able to secure funding, complete construction of the helium extraction plant and commence helium deliveries prior to July 1, 2025.

RESPONSE: In response to the Commission’s comment, the Company has revised this risk factor on page 41 of Amendment No. 3 to disclose the risk of early termination of the Gaseous Helium Agreement in the event of a delayed commencement date.

Selected Unaudited Pro Forma Condensed Combined Financial Statements, page 78

4.	It does not appear that pro forma total liabilities and total equity as of June 30, 2024, are consistent with the related amounts on pages 85 and 86. Please revise as applicable.

RESPONSE: This Company has revised the pro forma total liabilities and total equity as of June 30, 2024 on page 80 to be consistent with the amount on the Pro Forma Balance Sheet on page 89 of Amendment No. 3.

Unaudited Pro Forma Condensed Combined Financial Statements

Business Combination Agreement Amendments

Pro Forma Net Debt Calculation and its Potential Impact on the Company Merger Shares, page 82

5.	Please revise to clearly explain 'Net debt', its purpose and how 'Adjusted company merger shares' are determined. Show us how Principal and Interest of NEH Loans as of Closing of $1,064,152 reconciles to the financial statements presented and how your calculation of ‘Pro forma net debt’ complies with amended BCA dated September 11, 2024. Please revise your disclosures here, page 119 and elsewhere throughout the filing as applicable.

RESPONSE: The Company has added the descriptions of Net Debt and Net Debt Variation from the Third Amendment to the Business Combination Agreement to the Net Debt Calculation disclosure on page 83 of Amendment No. 3. The Company has also added tables to set forth the calculation of the increase in the Net Debt Variation, the calculation of the adjustment to the Company Merger Shares, and the reconciliation of the June 30, 2024 financial statements to the Net Debt included in the Net Debt Calculation.

Basis of Pro Forma Presentation, page 83

6.	Please explain why the pro forma shares of NEH common stock outstanding immediately after the business combination do not include NEH debentures converted to common shares disclosed in Adjustment N. Please revise your disclosures here, page 13, Note 7, page 94 and elsewhere throughout the filing as appropriate.

RESPONSE: The Company has revised adjustment N in the pro formas to reflect an adjustment to record the NEH debentures being converted to shares of NEH common stock, which are then, in turn, included as part of the NEH shares exchanged for the merger consideration shares in adjustment C. The disclosures on page 13 79, 85,93,97,98, and elsewhere have been revised to include the disclosure that the NEH debentures were converted prior to the exchange for the merger consideration shares.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year ended December 31, 2023, page 88

7.	Please revise to present here pro forma weighted average number of shares and pro forma earnings per share consistent with disclosures in Note 7-Loss per Share, page 94.

RESPONSE: The Company has revised the pro forma weighted average number of shares and pro forma earnings per share presented on the pro forma statement of operations on page 90 of Amendment No. 3 to be consistent with disclosures in Note 7 – Loss per share.

Note 4 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2024, page 92

8.	We note pro forma adjustments B, CC and FF relate partially to D&O insurance. Please explain why you believe these adjustments are appropriate Transaction Accounting Adjustments in compliance with Rule 11-02(a)(6)(i) of Regulation S-X. In this regard, D&O insurance does not appear to be reflective of a typical cost of a business combination.

RESPONSE: The D&O insurance reflected in adjustments B, CC, and FF reflect the D&O tail insurance which will be part of the expenses to be paid at the consummation of the business combination and as such have been included as transaction expenses in the pro forma financial statements in the Registration Statement.

9.	We note your Adjustment N indicates proceeds received subsequent to June 30, 2024 of $980,000. However, adjustments to cash and corresponding notes payable in the amount of $1,143,585 are recorded in pro forma balance sheet. Please revise or advise. In addition, please disclose the details of proceeds received subsequent to June 30, 2024 here and in Note 16-Subsequent Events, page F-101.

RESPONSE: The Company has revised the presentation of debenture proceeds in adjustment N on page 95 of Amendment No. 3 to present the amount of proceeds received by NEH subsequent to June 30, 2024.

Potential Impact on the Per Share Value of Shares Owned by Non-Redeeming Shareholders, page 95

10.	Please revise the table here to include shares issued in transaction financing, consistent with the dilution disclosures in page 13 or explain to us why it is not required.

RESPONSE: The Company has revised the disclosure in the table on page 98 and throughout Amendment No. 3 to remove any quantitative disclosure regarding the Transaction Financing because as of the date hereof, no commitments or definitive agreements in connection with the Transaction Financing have been executed by ROCL.

Notes to Unaudited Consolidated Financial Statements of New Era Helium Corp.

Note 16. Subsequent Events, page 101, page 101

11.	We note NEH entered into a 10% Secured Convertible Debenture in the amount of $720,000 on July 31, 2024. Please tell us how you considered including this in the Pro Forma Net Debt Calculation, on page 82 and elsewhere, as a component of current Indebtedness.

RESPONSE: The Company has added a footnote to the Net Debt Variation table on page 83 of Amendment No. 3 to disclose that the $720,000 10% Secured Convertible Debenture has been included in the NEH Net Debt at September 30, 2024.

Customers, page 168

12.	We note your response to prior comment 11. Please revise your disclosure on page 169 regarding the Liquid Helium Agreement to clarify any impact of the Assignment Agreement on the provision you describe regarding your sale to Air Life Gases USA, Inc. of all of the helium produced from the crude helium you purchase from Badger Midstream Energy, LP. Also update your disclosure on page 169 with respect to your statement that NEH “will” purchase crude helium from Badger under the Crude Helium Agreement, given your disclosure regarding the assignment of NEH’s rights under the agreement.

RESPONSE: In response to the Commission’s comment, the Company has revised its disclosure in the “Customers” subsection on page 170 of Amendment No. 3 to clarify the impact of the Assignment Agreement on the provision described regarding the Company’s sale to Air Life Gases USA, Inc. of all of the helium produced from the crude helium purchased from Badger Midstream Energy, LP. The Company has also updated the former disclosure with respect to the statement that NEH “will” purchase crude helium from Badger under the Crude Helium Agreement.

13.	We note your revised disclosure that tolling services provided by Keyes Helium Company to NEH Midstream under the Helium Tolling Agreement will be at volumes now sold to AirLife Gases USA Inc. by operation of the Assignment Agreement. Please revise to clarify whether Keyes Helium Company is obligated to provide tolling services to NEH Midstream on a firm basis, for a volume equivalent to the quantities sold to Airlife Gases USA Inc. by Badger under the Crude Helium Agreement. In addition, please revise to clarify whether the Helium Tolling Agreement includes a volume commitment to NEH with respect to additional volumes of crude helium. In that regard, we note your disclosure that Keyes Helium Company’s obligation to provide tolling services to NEH is subordinate to Keyes Helium Company’s obligation to provide tolling services to a third party.

RESPONSE: In response to the Commission’s comment, the Company has revised the disclosure in the “Customers” subsection on page 170 of Amendment No. 3 to clarify that KHC is not obligated to provide tolling services to NEH Midstream on a firm basis but rather on a space availability basis. The Company has also included in this disclosure that this means that a third party may use up KHC’s plant capacity and leave less capacity for NEH. Therefore, even if KHC does not terminate the Helium Tolling Agreement, there is a risk to NEH that KHC will not have sufficient capacity available to fulfill all of the Company’s requirements for tolling services.

Notes to Consolidated Financial Statements

Note 17. Supplemental Oil and Natural Gas Disclosures (Unaudited)

Oil and Natural Gas Reserves, page F-74

14.	We note the net quantities attributed to the individual revisions for 2023 on page F-77 do not tie to the total change in the line item. Please revise your discussion to resolve the inconsistency. Refer to FASB ASC 932-235-50-5.

RESPONSE: The Company has revised the disclosure on page F-77 of Amendment No. 3 to specify the revisions and resolve the inconsistency.

Please call Alexandria Kane of Loeb & Loeb LLP at (212) 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria Kane
Alexandria Kane
Partner
Loeb & Loeb LLP